

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2013

<u>Via E-mail</u>
Gerald L. Hassell
Chairman and Chief Executive Officer
The Bank of New York Mellon Corporation
One Wall Street
New York, NY 10286

> **Re:** **The Bank of New York Mellon Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-35651**

Dear Mr. Hassell:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and any information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Item 9A. Controls and Procedures</u>

1.   You may not state that your disclosure controls and procedures were effective, except to the extent that they were not effective. Please amend the filing to state in clear and unqualified terms whether your disclosure controls and procedures were effective as of December 31, 2012 and the reasons why they were not effective, if applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ramin Olson at (202) 551-3331 or Michael Seaman at (202) 551-3366 with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director